UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Cascadian Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

14740B606
(CUSIP Number)

SPIKE LOY
BVF PARTNERS L.P.
1 Sansome Street, 30th Floor
San Francisco, California 94104
(415) 525-8890

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14740B606

1	NAME OF REPORTING PERSON BIOTECHNOLOGY VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,708,902*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,708,902*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,902*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%*
14	TYPE OF REPORTING PERSON PN

* See Item 5 of the Schedule 13D.

CUSIP NO. 14740B606

1	NAME OF REPORTING PERSON BIOTECHNOLOGY VALUE FUND II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,260,337*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,260,337*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,337*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%*
14	TYPE OF REPORTING PERSON PN

* See Item 5 of the Schedule 13D.

CUSIP NO. 14740B606

1	NAME OF REPORTING PERSON BIOTECHNNOLOGY VALUE TRADING FUND OS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 171,452*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 171,452*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,452*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON PN

* See Item 5 of the Schedule 13D.

CUSIP NO. 14740B606

1	NAME OF REPORTING PERSON BVF PARTNERS OS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 171,452*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 171,452*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,452*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*
14	TYPE OF REPORTING PERSON CO

* See Item 5 of the Schedule 13D.

CUSIP NO. 14740B606

1	NAME OF REPORTING PERSON BVF PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,851,595*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,851,595*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,851,595*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%*
14	TYPE OF REPORTING PERSON PN, IA

* See Item 5 of the Schedule 13D.

CUSIP NO. 14740B606

1	NAME OF REPORTING PERSON BVF INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,851,595*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,851,595*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,851,595*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%*
14	TYPE OF REPORTING PERSON CO

* See Item 5 of the Schedule 13D.

CUSIP NO. 14740B606

1	NAME OF REPORTING PERSON MARK N. LAMPERT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,851,595*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,851,595*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,851,595*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%*
14	TYPE OF REPORTING PERSON IN

* See Item 5 of the Schedule 13D.

CUSIP NO. 14740B606

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 17, 2017, Mark N. Lampert submitted a letter to the Issuer resigning from his position as director of the Board, effective immediately, for reasons provided to the Issuer in his resignation letter.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based on a denominator that is the sum of: (a) 22,551,740 Shares outstanding as of November 7, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2016, adjusted for the reverse stock split of the Issuer’s outstanding Shares at a ratio of 1-for-6 and (b) 1,718,370 shares of Common Stock that may be acquired upon the conversion of certain Series D Convertible Preferred Stock.

The Reporting Persons hold warrants exercisable for an aggregate of 833,333 shares of Common Stock (the “Warrants”). The Warrants are currently exercisable for $30.00 per share, subject to adjustment pursuant to the terms of the Warrants, and expire on December 5, 2018.  The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), more than 9.999% of the shares of Common Stock outstanding immediately after giving effect to such exercise, subject to increase or decrease to the ownership limitation as set forth in the Warrants, but in no event in excess of 19.999% of the Shares outstanding.

The Reporting Persons hold 17,250 Series D Convertible Preferred Stock, 7,500 Series C Convertible Preferred Stock, 5,333 Series B Convertible Preferred Stock and 2,500 Series A Convertible Preferred Stock convertible for an approximate aggregate of 5,430,500 shares of Common Stock. The Series D Convertible Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 19.99% of the Shares outstanding immediately after giving effect to such conversion. The Series C Convertible Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the Shares outstanding immediately after giving effect to such conversion. The Series B Convertible Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 4.99% of the Shares outstanding immediately after giving effect to such conversion. The Series A Convertible Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 4.99% of the Shares outstanding immediately after giving effect to such conversion.

As of the date hereof, since the Reporting Persons in the aggregate own in excess of 9.99%, the shares described herein as being beneficially owned by the Reporting Persons exclude the Shares underlying the Warrants and the Shares underlying the Series C, B and A Convertible Preferred Stock.

CUSIP NO. 14740B606

As of the date hereof, the Reporting Persons in the aggregate own less than 19.99%, and as such may exercise 1,718,370 out of the 2,875,000 Shares underlying the Series D Convertible Preferred Stock. In providing beneficial ownership described herein, the Reporting Persons have assumed that 917,500 Shares issuable upon the conversion of certain Series D Convertible Preferred Stock Preferred Stock would be converted by BVF, 753,166 Shares issuable upon the conversion of certain Series D Convertible Preferred Stock would be converted by BVF2, 47,704 Shares issuable upon the conversion of certain Series D Convertible Preferred Stock would be converted by Trading Fund OS (with the remaining 123,796 Shares issuable upon the conversion of certain Series D Convertible Preferred Stock held by Trading Fund OS not converted), and that the Partners Managed Accounts (defined below) would not convert the Shares issuable upon the conversion of Series D Convertible Preferred Stock held by the Partners Managed Accounts, due to the aggregate 19.99% limitation.

As of the close of business on January 16, 2017 (i) BVF beneficially owned 1,708,902 Shares, including 917,500 Shares issuable  upon the conversion of Series D Convertible Preferred Stock and excluding Shares issuable upon the exercise of certain Warrants, Shares issuable upon the conversion of certain Series C Convertible Preferred Stock, Shares issuable upon the conversion of certain Series B Convertible Preferred Stock, and Shares issuable upon the conversion of certain Series A Convertible Preferred Stock  held by it, representing percentage ownership of approximately 7.0% of the Shares outstanding, (ii) BVF2 beneficially owned 1,260,337 Shares, including 753,166 Shares issuable  upon the conversion of Series D Convertible Preferred Stock and excluding  Shares issuable upon the  exercise of certain Warrants, Shares issuable upon the conversion of certain Series C Convertible Preferred Stock, Shares issuable upon the conversion of certain Series B Convertible Preferred Stock, and Shares issuable upon the conversion of certain Series A Convertible Preferred Stock held by it, representing percentage ownership of approximately 5.2% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 171,452 Shares, including 47,704 Shares issuable upon the conversion of Series D Convertible Preferred Stock and excluding certain Shares issuable upon the conversion of certain Series D Convertible Preferred Stock, excluding Shares issuable upon the conversion of certain Series C Convertible Preferred Stock and Shares issuable upon the conversion of certain Series A Convertible Preferred Stock, representing percentage ownership of less than 1% of the Shares outstanding and (iv) 1,710,904 Shares were held in the Partners Managed Accounts, excluding Shares issuable upon the exercise of certain Warrants, Shares issuable upon the conversion of certain Series D Convertible Preferred Stock, Shares issuable upon the conversion of certain Series C Convertible Preferred Stock, Shares issuable upon the conversion of certain Series B Convertible Preferred Stock and Shares issuable upon the conversion of certain Series A Convertible Preferred Stock, representing percentage ownership of approximately 7.0% of the Shares outstanding.

Partners, as the general partner of BVF, BVF2, the sole member of Partners OS and the investment manager of Trading Fund OS and the Partners Managed Accounts, may be deemed to beneficially own the 4,851,595 Shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and held in the Partners Managed Accounts, including 1,718,370 Shares issuable upon the conversion of certain Series D Convertible Preferred Stock and excluding 833,333 Shares issuable upon the exercise of certain Warrants, 1,156,829 Shares issuable upon the conversion of certain Series D Convertible Preferred Stock, 1,250,000 Shares issuable upon the conversion of certain Series C Convertible Preferred Stock, 888,833 Shares issuable upon the conversion of certain Series B Convertible Preferred Stock and 416,666 Shares issuable upon the conversion of certain Series A Convertible Preferred Stock, representing percentage ownership of approximately 19.99% of the Shares outstanding.

CUSIP NO. 14740B606

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 4,851,595 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 4,851,595 Shares beneficially owned by BVF Inc.

(b)           Each of BVF, BVF2 and Trading Fund OS shares with Partners voting and dispositive power over the Shares each such entity beneficially owns.  Trading Fund OS shares with Partners OS, voting and dispositive power over the Shares beneficially owned by Trading Fund OS.  Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the 4,851,595 Shares they may be deemed to beneficially own with BVF, BVF2, Trading Fund OS and Partners OS.

(c)           The Reporting Persons have not entered into any transactions in securities of the Issuer during the past sixty days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 14740B606

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2017
BIOTECHNOLOGY VALUE FUND, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

BIOTECHNOLOGY VALUE TRADING FUND OS, L.P.

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

CUSIP NO. 14740B606

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

BVF INC.

By:	/s/ Mark N. Lampert
	Name:	Mark N. Lampert
	Title:	President

/s/ Mark N. Lampert
MARK N. LAMPERT

CUSIP NO. 14740B606